October 2, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-5010

Attn: Ajay Koduri

Re:	3DIcon Corporation

Amendment No. 1 to

Registration Statement on Form S-1

Filed August 31, 2012

File No. 333-182532

Dear Mr. Koduri:

We are counsel to 3DIcon Corporation (the “Company”). We hereby submit, on behalf of the Company, a response to comments by the staff of the Securities and Exchange Commission (the “Staff”) in its letter dated September 10, 2012 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1/A filed on August 31, 2012, which amended the Company’s Registration Statement on Form S-1 originally filed on July 7, 2012 (the “Form S-1”). Set forth below are the Company’s responses to the Staff’s comments and are filed in conjunction with Amendment No.2 to the Form S-1. For convenience of the Staff, the numbered paragraphs below correspond to the numbered paragraphs contained in the Comment Letter.

General

1.	We note numerous blanks throughout your disclosure regarding the terms of the Series A preferred shares and warrants. Please fill in this information in your next amendment. Refer to Item 202 of Regulation S-K. In addition, further clarify your disclosure that the “conversion price of the Series A preferred shares and the exercise prices for the warrants will depend upon market conditions and will be determined by our Board of Directors after consulting with the placement agent for this offering.” We may have further comment after we have reviewed your response to this comment.

Response:

The Company confirms that it will provide such information regarding the terms of the Series A preferred shares and warrants upon determination in a subsequent pre-effective amendment. Moreover, the Company has revised its disclosure on the pages 3 and 63 to remove the above quoted language as it will not be included in the final prospectus. In addition, the Company has revised its disclosure on page 24 to expand upon the above quoted language and to clarify some of the factors that will be considered in making the price determination.

2.	Please identify the placement agent as an underwriter on the Prospectus cover page, Plan of Distribution section, and other applicable sections.

Response:

The Company has revised its disclosure to identify the placement agent as an underwriter within the meaning of Section 2(a)(11) of the Securities Act.

3.	We note you are conducting a primary and secondary offering under this Prospectus. Please add risk factor disclosure addressing how a concurrent second offering may affect the success of the primary offering.

Response:

The Company has revised its disclosure in the “Risk Factors” section on page 21 to reflect what impact the secondary offering included in this Prospectus may have on the primary offering.

4.	We note you are offering units consisting of Series A preferred stock and warrants. Please register the units and pay the applicable filing fee.

Response:

The Company has revised its disclosure on page 2 to include registration of the units to be sold under this Prospectus. The Company has also paid the applicable filing fee, if any.

5.	We note your response to comment 3 from our letter dated July 26, 2012. Please make clear the placement agent will use its best efforts to help you sell the maximum purchase requirements.

Response:

The Company has revised its disclosures throughout the Prospectus to reflect that the placement agent will use their best efforts to sell the maximum amount of units possible, up to the maximum permitted under this offering.

6.	We note your responses to comments 4, 5, and 6 from our letter dated July 26, 2012. Please provide this information as soon as possible to allow us sufficient time to review your changes.

Response:

The Company confirms that it will provide all the information requested in comments 4 of your letter dated July 26, 2012 as soon as reasonably possible in a subsequent pre-effective amendment. However, the Company has included disclosures responsive to comments 5 and 6 of your letter dated July 26, 2012.

Our Growth Strategy, page 7

7.	We note your disclosure in the first paragraph on page 7 regarding your plans to sign agreements with companies like Boeing, Lockheed Martin, and others. Please balance this disclosure with a discussion of whether you have any current relationships with these companies, the status of these relationships, the likelihood of success in executing such plans, and other applicable risks. Please revise your disclosure throughout.

Response:

The Company has revised its disclosure to clarify and expand upon its relationships with the companies mentioned on page 7. Moreover, the Company has included information regarding the lack of contractual arrangements, as well as how the Company plans to capitalize on these relationships moving forward.

8.	We note your disclosure in the second paragraph of page 8. We note your plan is to develop a Lab Proto 3 to secure customer funded development contracts that will help you develop a Trade Show Prototype which, in turn, will help you gain other contracts. Please revise to discuss whether your customer funded development contracts will place any restrictions on using your technology for other revenue-generation purposes such as the licensing requirements you hope to gain with large government contractors and medical or industrial product companies.

Response:

The Company has revised its disclosure on page 7 to discuss what kind of licensing contracts it anticipates entering into with potential business partners and the affects, if any, it would have on the Company’s revenue potential.

9.	We note your disclosure from the fourth paragraph on page 9. Please explain in more detail how the DTI acquisition (or a similar transaction) complements your acquisition strategy of another digital signage content company. In this regard we note your disclosure in the first risk factor on page 16 where you disclose that flat screen 3D display technology is an important element of your digital signage strategy.

Response:

The Company has revised it disclosure on page 8 to include an expanded discussion of the Company’s digital signage business plans and how an acquisition of such a digital signage content company fits into its strategy going forward.

Our Growth Strategy, page 7

10.	From page 7 it appears your Lab Proto 2 should be complete in October 2012. Your current disclosure references October 2013. Please advise and revise.

Response:

The Company has revised its disclosure on page 14 to reflect an expected completion date of October 2012, which is the correct approximated projection month.

Selling Stockholders, page 28

11.	We note your statement in the second paragraph on page 28 that all shares of common stock offered by the selling stockholder under this Prospectus are currently issued and outstanding. However, it appears from your disclosure on page 13 you have not issued shares under the Note and Note #2. Please advise and revise.

Response:

The Company has revised its disclosure to indicate that none of the shares being offering by selling stockholders under this Prospectus are currently issued and outstanding. However, these shares represent shares issuable upon conversion of our convertible promissory Notes issued and sold on June 6, 2012 and August 1, 2012 and pursuant to the Registration Rights agreement dated August 1, 2012.

Business, page 36

12.	We note your response to comment 14 from our letter dated July 26, 2012. The disclosure in the penultimate paragraph on page 36 states your grant ends on August 31, 2012 and there remains about $13,000 of grant funds as of August 30, 2012. Please update whether you will have access to the balance of the grant funds.

Response:

The Company has revised its disclosure to clarify and update the status of the grants funds and how much, if any, of the funds it currently has access to.

Related Party Transactions, page 54

13.	We note your response to comment 23 from our letter dated July 26, 2012. Page F-11 states Concordia was awarded 10,000,000 shares of stock on May 10, 2011. Page 12 states you have about 41,938,668 shares of common stock outstanding. Please tell us how many shares Concordia currently holds and advise us in more detail why related party information should be provided

Response:

The above referenced language which contains the 10,000,000 share number is within a note to the Company’s financial statements for the year ended December 31, 2011. Since, at that time, the Company had yet to effected the 35-to-1 reverse stock split, the shares were represented in pre-reverse-split numbers. However the issued and outstanding discussed in various section of the Form S-1 reflect post-reverse-split numbers. As such the 10,000,000 shares reflected in the December 31, 2011 financial statements and notes are equal to 285,715 post-split shares of the Company’s common stock. Concordia’s current holdings equal approximately 998,000 shares. Accordingly, Concordia is not a 5% owner of the Company’s common stock and is not a related party in any other way.

14.	We note your response to comment 24 from out letter dated July 26, 2012. Please advise us of Golden State’s current holdings.

Response:

The Company has learned that Golden State currently holds 1,261,3769 shares of the Company’s common stock.

Plan of Distribution, page 61

15.	We note your response to comments 25 and 26 from out letter dates July 26, 2012. Please fill in the blanks in the Plan of Distribution section as soon as possible.

Response:

The Company confirms that it will include all required and requested information in the Plan of Distribution section as soon as reasonably possible in a subsequent pre-effective amendment.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 930-9700.

Very Truly Yours,

By:	/s/ Jay Yamamoto for
Greg Sichenzia